601 Lexington Avenue New York, New York 10022

Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

December 22, 2010

Justin Dobbie

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Avis Budget Car Rental, LLC

Avis Budget Finance, Inc.

Registration Statement on Form S-4

Filed November 19, 2010

File No. 333-170731

Dear Mr. Dobbie:

On behalf of our clients Avis Budget Car Rental, LLC, a Delaware limited liability company (the “Company”), and Avis Budget Finance, Inc., a Delaware corporation (together with the Company, the “Issuers”) and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-4 of the Issuers, filed on November 19, 2010 (as amended, the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Issuers for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to Ronald L. Nelson, President and Chief Executive Officer of the Issuers, dated December 13, 2010, from the staff of the Commission (the “Staff”). The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Justin Dobbie

December 22, 2010

Registration Statement on Form S-4

General

1.	Staff’s comment: We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Issuers advise the Staff that they are providing the Staff supplementally herewith a letter stating that the Issuers are registering the exchange offer in reliance on the Staff’s position contained in the above-mentioned no-action letters which includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. Such letter has also been filed with the Commission.

Exhibit 5.1

2.	Staff’s comment: Please refer to the second-to-last sentence of the third-to-last paragraph on page two. We note the statement that “[we] are not qualified to practice law in the State of Delaware.” Such a qualification as to the jurisdiction of’ counsel’s expertise is not appropriate. Please revise.

Response: In response to the Staff’s comment, the Issuers advise the Staff that Exhibit 5.1 has been revised and has been filed with the Amendment.

3.	Staff’s comment: In the same sentence we note the statement that “our opinions herein regarding Delaware law are limited solely to our review of provisions of the General Corporation Law and the Limited Liability Company Act of the State of Delaware which we consider normally applicable to transactions of this type, without our having made any special investigation as to the applicability of another statute, law, rule or regulation.” Please revise your legality opinion to indicate that the opinion opines upon Delaware law including all applicable statutory provisions and all applicable judicial decisions interpreting those laws.

Response: In response to the Staff’s comment, the Issuers advise the Staff that Exhibit 5.1 has been revised and has been filed with the Amendment.

Justin Dobbie

December 22, 2010

4.	Please delete the phrase on page three stating that the opinion “is not to be used, circulated, quoted or otherwise relied upon for any other purposes.” Such limitation on reliance is not appropriate.

Response: In response to the Staff’s comment, the Issuers advise the Staff that Exhibit 5.1 has been revised and has been filed with the Amendment.

*        *        *         *        *

In addition, each of the Issuers hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4988.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

cc:	Jean M. Sera, Esq.